EXHIBIT 8

AGREEMENT FOR THE PURCHASE AND SALE
OF A CONTROLLING INTEREST OF KANAS TELECOM, INC.

        This Agreement (the "Agreement"), dated as of February 21, 2001, is among GENERAL COMMUNICATION, INC., an Alaska corporation ("GCI"), MCI WORLDCOM NETWORK SERVICES, INC., a Delaware corporation ("Network Services") and WORLDCOM, INC., a Georgia corporation ("WorldCom" and together with the foregoing, each a "Party" and collectively, the "Parties").

Recitals:

        A.     Collectively, WorldCom and Network Services own a controlling interest of Kanas Telecom, Inc., an Alaska corporation ("Kanas").

        B.      Kanas is party to a Telecommunications Service Agreement, effective May 31, 1996, known as TAPS 6220 (“TAPS 6220”) with Alyeska Pipeline Service Company (“Alyeska”).

        C.     Since Network Services' acquisition of its interest in Kanas in March 2000, GCI has been responsible for the management of the day-to-day business of Kanas.

        D.     Kanas and Alyeska are in the process of negotiating the resolution of disputes existing under TAPS 6220 and a replacement telecommunications service agreement.

        E.      Following the execution of a new agreement between Kanas and Alyeska and the receipt of required regulatory approvals, GCI desires to acquire, and WorldCom and Network Services desire to sell to GCI, their interests in Kanas.

        NOW, THEREFORE, in consideration of the mutual promises and covenants set forth below, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

        For purposes of this Agreement, the following terms have the meanings specified or referred to in this Article I:

        “Affiliate” shall mean with respect to any Person, (i) each Person that controls, is controlled by or is under common control with any such Person or any Affiliate of such Person, (ii) each of such Person’s officers, directors, joint venturers, members and partners and (iii) such Person’s spouse, children, siblings and parents. For purposes of this definition, “control” of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management of policies, whether through the ownership of voting interests, by contract or otherwise.

        “Alyeska” shall have the meaning assigned to that term in Recital B of this Agreement.

        “Claim” shall mean a claim pursuant to Article VI for which a party is entitled, or may become entitled, to indemnification under this Agreement.

        "CL Notes" shall mean the notes of Kanas dated December 17, 1999 in the following principal sums originally issued to Credit Lyonnais, New York Branch and subsequently endorsed to WorldCom: (i) $85,400,000and (ii) $896,575.17.

        “Closing” shall have the meaning assigned to that term in Section 4.1 of this Agreement.

        “Closing Date” shall have the meaning assigned to that term in Section 4.1 of this Agreement.

        “CL Security Interests” shall mean the liens in the assets of Kanas, and related interests, originally created under the instruments listed on Exhibit A and subsequently assigned to WorldCom.

        “Encumbrance” shall mean any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

        “GCI” shall have the meaning assigned to that term in the preamble of this Agreement.

        "Governmental Body" shall mean any:

                (a)     nation, state, county, city, town, village, district or other jurisdiction of any nature;

                (b)     federal, state, local, municipal, foreign, or other government;

                (c)     governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);

                (d)     multi-national organization or body; or

                (e)     body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

        “Kanas” shall have the meaning assigned to that term in Recital A of this Agreement.

        “Kanas Interests” shall have the meaning assigned to that term in Section 2.1 of this Agreement.

        "Kanas Shares" shall mean the 42,500 shares of common stock of Kanas presently owned, in the aggregate, by WorldCom and Network Services.

        “Legal Requirement” shall mean any federal, state, local, municipal, or other administrative order, constitution, law, ordinance, principle of common law, regulation or statute. The foregoing shall be deemed to include laws and regulations relating to the federal patent, copyright, and trademark laws, state trade secret and unfair competition laws.

        “Network Services” shall have the meaning assigned to that term in the preamble of this Agreement.

        “Party” and “Parties” shall have the meanings assigned to those terms in the preamble of this Agreement.

        “Person” shall mean any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

        "RCA" shall mean the Regulatory Commission of Alaska.

        "SEC" shall mean the United States Securities and Exchange Commission.

        "Securities Act" shall mean the Securities Act of 1933, as amended and the rules and regulations thereunder.

        “Series C Preferred Stock” shall mean a newly-created series of preferred stock of GCI known as Series C Convertible Redeemable Accreting Preferred Stock, and having the rights, designations and preferences as set forth in the Statement of Stock Designation attached hereto as Exhibit B.

        “TAPS 6220” shall have the meaning assigned to that term in Recital B of this Agreement.

        “WorldCom” shall have the meaning assigned to that term in the preamble of this Agreement.

        "WorldCom Note" shall mean the Restated Subordinated Demand Note of Kanas to be dated as of the Closing Date in the principal amount of $3,000,000 payable to Network Services, and all other rights and documents related thereto.

ARTICLE II

PURCHASE AND SALE OF KANAS

        2.1.      Purchase and Sale. Subject to the terms and conditions of this Agreement, on the Closing Date WorldCom shall cause the sale, transfer, conveyance, assignment and delivery to GCI, and GCI shall purchase and accept from WorldCom and Network Services, free and clear of all Encumbrances, the following (collectively, the “Kanas Interests”):

                        (i)   the Kanas Shares;

                        (ii)   the CL Notes and the related CL Security Interests; and

                        (iii)   the WorldCom Note.

        GCI acknowledges and agrees that the Guaranty Agreement of WorldCom, dated June 25, 1999 (the “Guaranty”) in favor of Credit Lyonnais, New York Branch, as Administrative Agent is not included among the CL Security Interests, and GCI shall have no interest under such Guaranty.

        2.2.     Purchase Price. The purchase of the Kanas Interests shall be paid for by the issuance to WorldCom and Network Services of 9,000 and 1,000 shares of the Series C Preferred Stock, respectively.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

        3.1.     By all Parties. Each of the Parties to this Agreement does represent and warrant to the others as follows:

                (a)     It is a corporation, validly existing and in good standing under the laws of its jurisdiction of incorporation. It has full corporate power and authority to execute, deliver and perform its obligations under this Agreement and all agreements, instruments and documents contemplated hereby, and all corporate action necessary for such execution, delivery and performance has been duly taken. This Agreement has been duly executed and delivered and is a legal, valid and binding obligation of such party enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally, and subject to general equitable principles and to limitations on the availability of equitable relief.

                (b)     The execution and delivery of this Agreement and any other agreements, instruments and documents to be executed and delivered by such Party pursuant hereto do not, and the performance and consummation by such Party of the transactions contemplated hereby and thereby, including in the case of GCI, the issuance of the shares of Series C Preferred Stock, will not, conflict with or result in any breach or violation of or default, termination, forfeiture or lien under any terms or provisions of such Party's charter documents or any statute, rule, regulation, judicial or governmental decree, order or judgment, or any material agreement to which such Party is a party or by which it is subject.

                (c)     Except for the approval by the RCA, with whose requirements the parties, as applicable, shall promptly comply with best commercially reasonable efforts , no consent, authorization, approval, order, license, certificate or permit or act of or from, or declaration or filing with, any Governmental Body or any other Person, is required for the execution, delivery or performance by such Party of this Agreement or any of the other agreements, instruments and documents being or to be executed and delivered hereunder or in connection herewith or for the consummation of the transactions contemplated hereby or thereby.

        3.2.     By GCI. GCI represents and warrants to WorldCom and Network Services as follows:

                (a)     As of the date hereof and after giving effect to the issuance of the shares of Series C Preferred Stock as contemplated by this Agreement, the authorized and issued and outstanding capital stock of GCI will be as follows, except for such changes resulting from the exercise of outstanding stock options or the exercise of conversion rights pertaining to GCI's Series B Preferred Stock:

	Class A Common	Class B Common	Series B Preferred	Series C Preferred
Authorized	100,000,000	100,000,000	35,000	15,000
Issued and Outstanding	48,664,781	3,902,297	20,000	10,000

                (b)     The shares of Series C Preferred Stock, when issued pursuant to this Agreement, will have been duly authorized, validly issued and fully paid and non-assessable, and not subject to any preemptive rights.

                (c)     GCI has timely filed all forms and reports required to be filed by it pursuant to the Securities Exchange Act of 1934, as amended since December 31, 1999 (collectively, the "SEC Reports"). The SEC Reports were prepared in compliance with the applicable requirements of law and did not as of their respective dates contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

                (d)     The audited financial statements of GCI included in the SEC Reports and the unaudited interim financial statements for periods subsequent to such audited statements, including the footnotes thereto, are correct and complete, were prepared in accordance with generally accepted accounting principles, consistently applied (except as otherwise stated in the financial statements) and present fairly the consolidated financial position of GCI and its subsidiaries as of the dates thereof, and the results of operations, changes in shareholders' equity and cash flows for the periods indicated.

                (e)     Since December 31, 1999, GCI has not suffered a material adverse change in its business, properties or financial condition taken as a whole.

                (f)     GCI acknowledges that since the date of WorldCom's purchase of its interest in Kanas, GCI has been responsible for managing the business and affairs of Kanas and the maintenance and enhancements to the telecommunications network owned and operated by Kanas. GCI further acknowledges and agrees that it has had an adequate opportunity to examine the business and financial records of Kanas and to conduct such due diligence regarding the business, operations and assets of Kanas as it has deemed appropriate. GCI is acquiring the Kanas Interests based upon its own familiarity with the business, operations and assets of Kanas and not in reliance upon any representation or warranty by WorldCom with respect to the foregoing.

        3.3.     By WorldCom and Network Services. WorldCom and Network Services represent and warrant to GCI as follows:

                (a)     WorldCom or Network Services, as applicable, has good and marketable title to the Kanas Interests, free and clear of Encumbrances of any kind.

                (b)     Each of WorldCom and Network Services is acquiring the shares of Series C Preferred Stock for investment for its own account and not with a view to the distribution thereof within the meaning of the Securities Act.

                (c)     Each of WorldCom and Network Services understands that the shares of Series C Preferred Stock will have a restrictive legend, and will not be registered under the Securities Act or under any state securities laws and that such shares will be issued in reliance on an exemption from the registration requirements of the Securities Act and applicable state law. It further understands that such shares cannot be transferred without compliance with the registration requirements of the Securities Act and applicable state securities laws, unless an exemption from such registration requirements is available.

                (d)     Each of WorldCom and Network Services is an "accredited investor" as defined in Rule 501 under the Securities Act.

ARTICLE IV

THE CLOSING

        4.1.     Closing Date.      The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of General Communication, Inc., Anchorage, Alaska as soon as is practicable following the satisfaction or waiver of the conditions in Sections 4.2 and 4.3 (the "Closing Date").

        4.2.      Conditions Precedent to the Obligations of WorldCom and Network Services. The obligations of WorldCom and Network Services to sell, assign and transfer the Kanas Interests to GCI is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by WorldCom, in whole or in part):

                (a)     Accuracy of GCI's Representations and Warranties. All representations and warranties by GCI must have been accurate in all material respects as of the date of this Agreement, and must be accurate in all material respects as of the Closing Date as if made on the Closing Date.

                (b)     GCI's Performance. All of the covenants and obligations that GCI is required to perform or to comply with pursuant to this Agreement at or prior to the closing must have been duly performed and complied with in all material respects.

                (c)     Intentionally deleted.

                (d)     Closing Deliveries. GCI shall have delivered or caused the delivery to WorldCom and Network Services of the following:

                        (i)     a certificate representing 1,000 shares of the Series C Preferred Stock in the name of Network Services and a certificate representing 9,000 shares of the Series C Preferred Stock in the name of WorldCom;

                        (ii)     a written opinion of Bonnie J. Paskvan, Esq., corporate counsel to GCI, dated as of the Closing Date, addressed to WorldCom and Network Services;

                        (iii)     (A) a certified copy of the resolutions of the board of directors of GCI authorizing and approving this Agreement and the consummation of the transactions contemplated hereby; (B) a copy of the Bylaws of GCI certified by GCI’s Secretary; and (C) a copy of the Articles of Incorporation of GCI certified by the Department of Community and Economic Development of the State of Alaska;

                        (iv)     a good standing certificate for GCI, dated as close as practicable to the Closing Date, issued by the Department of Community and Economic Development of the State of Alaska; and

                        (v)     evidence of a commitment from one or more financial institutions for the financing of Kanas capital improvements in the amount of at least $20 million which shall not require a guaranty or other form of credit enhancement from WorldCom or any of its subsidiaries.

                (e)     Kanas - Alyeska Agreement. Kanas and Alyeska shall have entered into a new telecommunications services agreement which shall not impose any obligations on WorldCom or any of its subsidiaries.

                (f)     Settlement Agreement. TAPS 6220 shall have been terminated and Alyeska shall have released WorldCom, Able Telcom Holding Corp. ("Able"), and Adesta Communications, Inc. ("Adesta"), and their respective subsidiaries, directors, officers and employees from any and all claims which Alyeska may have under TAPS 6220, in form and substance satisfactory to WorldCom.

                (g)     Action against Surety. Alyeska shall have dismissed, with prejudice, the action known as Alyeska Pipeline Service Company v. The Aetna Casualty & Surety Company, Case No. A00 336, pending in the United States District Court for the District of Alaska and shall have released the surety from any liability under the bonds which are the subject of such action.

                (h)     Agreement by Kanas. Kanas shall have covenanted, for the benefit of WorldCom, that it will not assert any claim against Bracknell Corporation ("Bracknell"), Able or Adesta, or any of their respective direct and indirect subsidiaries, that could subject WorldCom to a claim for indemnification under that certain Amended and Restated Commitment Agreement dated as of December 22, 2000 between Bracknell and WorldCom.

                (i)     Registration Rights Agreement. WorldCom, Network Services and GCI shall have executed and delivered an amended and restated registration rights agreement.

                (j)     Absence of Litigation. No action, suit or proceeding before any court or any Governmental Body, pertaining to the transactions contemplated by this Agreement or to its consummation, shall have been instituted or threatened against GCI, WorldCom or Network Services on or before the Closing Date.

                (k)     Approval of Documentation. The form and substance of all certificates, instruments, opinions and other documents delivered by GCI under this Agreement shall be satisfactory in all reasonable respects to WorldCom and its counsel.

                (l)     No Prohibition. Neither the consummation nor the performance of any of the transactions contemplated by this Agreement will directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause WorldCom or any Affiliate of WorldCom to suffer any material adverse consequence under, any applicable Legal Requirement.

        4.3.     Conditions Precedent to the Obligations of GCI. GCI's obligation to purchase the items listed in Section 2.1 and to take the other actions required to be taken by it at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by GCI, in whole or in part):

                (a)     Accuracy of WorldCom's Representations and Warranties. All representations and warranties by WorldCom and Network Services in this Agreement must have been accurate in all material respects as of the date of this Agreement, and must be accurate in all material respects as of the Closing Date as if made on the Closing Date.

                (b)     Performance by WorldCom and Network Services. All of the covenants and obligations that WorldCom and Network Services are required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been duly performed and complied with in all material respects.

                (c)     Intentionally deleted.

                (d)     RCA Compliance. The RCA shall have approved the sale of the controlling interest of Kanas by WorldCom and Network Services to GCI.

                (e)     Closing Deliveries. WorldCom and Network Services shall have delivered or caused the delivery to GCI of the following:

                        (i)   certificates representing 42,500 shares of the common stock of Kanas, together with stock powers, duly endorsed in blank;

                        (ii)   the CL Notes and the WorldCom Note, each endorsed to the order of GCI, without recourse;

                        (iii)   instruments of assignment of the CL Security Interests, in recordable form, as appropriate;

                        (iv)   resignations by Stephen Mooney, Reginald Chesson and Richard Zwicker as directors and, as applicable, officers of Kanas; and

                        (v)   a written opinion of in-house corporate , counsel to WorldCom, dated as of the Closing Date, addressed to GCI.

                (f)     MCI Carrier Agreement. WorldCom and GCI shall have executed and delivered the Sixth Amendment to the MCI Carrier Agreement dated January 1, 1993, extending the term of such agreement to and including March 31, 2006 and containing pricing and other terms and conditions reasonably acceptable to GCI.

                (g)     Alyeska Release. Alyeska shall have released Kanas and its subsidiaries, directors, officers, and employees from any and all claims which Alyeska may have under TAPS 6220 prior to the date of such agreement

                (h)     Absence of Litigation. No action, suit or proceeding before any court or any Governmental Body, pertaining to the transaction contemplated by this Agreement or to its consummation, shall have been instituted or threatened against WorldCom or Network Services on or before the Closing Date.

                (i)     Approval of Documentation. The form and substance of all certificates, instruments, opinions and other documents delivered by WorldCom or Network Services under this Agreement shall be satisfactory in all reasonable respects to GCI and its counsel.

                (j)     No Prohibition. Neither the consummation nor the performance of any of the transactions contemplated by this Agreement will directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause GCI or any Affiliate of GCI to suffer any material adverse consequence under any applicable Legal Requirement.

ARTICLE V

TERMINATION

        5.1     Termination Events. This Agreement may, by notice given prior to the Closing, be terminated:

                (a)      by WorldCom, if (i) any of the conditions in Section 4.2 have not been satisfied by July 31, 2001 or if satisfaction of such a condition is or becomes impossible (other than through the failure of WorldCom to comply with its obligations under this Agreement) and WorldCom has not waived such condition on or before such date; (ii) if WorldCom, in its sole discretion, determines to institute litigation by Kanas against Alyeska pertaining to TAPS 6220; (iii) if Alyeska institutes litigation against Kanas or WorldCom pertaining to TAPS 6220 (with the exception of any litigation commenced solely for the purpose of preservation of rights and the prosecution of which is concensually stayed); or (iv) if GCI ceases to finance the working capital needs of Kanas;

                (b)      by GCI, if (i) any of the conditions in Section 4.3 has not been satisfied by July 31, 2001 or if satisfaction of such a condition is or becomes impossible (other than through the failure of GCI to comply with its obligation under this Agreement) and GCI has not waived such condition on or before such date; or (ii) if either Kanas or Alyeska institutes litigation pertaining to TAPS 6220 (with the exception of any litigation commenced solely for the purpose of preservation of rights and the prosecution of which is concensually stayed); or

                (c)     by mutual consent of WorldCom and GCI.

        5.2      Effect of Termination. Each party’s right of termination under Section 5.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 5.1, all further obligations of the parties under this Agreement will terminate; provided, however, that if this Agreement is terminated by a party because of one or more of the conditions to the terminating party’s obligation under this Agreement is not satisfied as a result of the other party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE VI

INDEMNIFICATION; REMEDIES

        6.1.      Indemnification by GCI. GCI shall defend, indemnify and hold harmless WorldCom, Network Services and each of their respective Affiliates, employees, successors and assigns (WorldCom, Network Services and such persons, collectively, “WorldCom’s Indemnified Persons”), and shall reimburse WorldCom’s Indemnified Persons, for, from and against each and every demand, claim, loss (which shall include any diminution in value), liability, judgment, damage, cost and expense (including, without limitation, interest, penalties, costs of preparation and investigation, and the reasonable fees, disbursements and expenses of attorneys, accountants and other professional advisors) (collectively, “Losses”) imposed on or incurred by WorldCom’s Indemnified Persons, directly or indirectly, relating to, resulting from or arising out of:

                (a)     any inaccuracy in any representation or warranty in any respect, whether or not WorldCom's Indemnified Persons relied thereon or had knowledge thereof, or any breach or nonfulfillment of any covenant, agreement or other obligation of GCI under this Agreement, or any certificate or other document delivered or to be delivered pursuant hereto; and

                (b)     the business conducted by and operations of Kanas following the Closing Date.

        6.2      Indemnification by WorldCom. WorldCom shall defend, indemnify and hold harmless GCI, its Affiliates, employees, successors and assigns (GCI and such persons, collectively, “GCI’s Indemnified Persons”), and shall reimburse GCI’s Indemnified Persons, for, from and against all Losses imposed on or incurred by GCI’s Indemnified Persons, directly or indirectly, relating to, resulting from or arising out of:

                (a)     any inaccuracy in any representation or warranty in any respect, whether or not GCI's Indemnified Persons relied thereon or had knowledge thereof, or any breach or nonfulfillment of any covenant, agreement or other obligation of WorldCom or Network Services under this Agreement or any certificate or other document delivered or to be delivered pursuant hereto; and

                (b)     for the period prior to the Closing Date, actions or inactions in its capacity as a shareholder of Kanas.

        6.3.      Undisputed Claims. A party (the “Indemnified Party”) shall assert a Claim that it is entitled to, or may become entitled to, indemnification under this Agreement by giving written notice of its Claim to the party or parties that are, or may become, required to indemnify the Indemnified Party (the “Indemnifying Party”), providing reasonable details of the facts giving rise to the Claim and a statement of the Indemnified Party’s Loss in connection with the Claim, to the extent such Loss is then known to the Indemnified Party and, otherwise, an estimate of the amount of the Loss that it reasonably anticipates that it will incur or suffer. If the Indemnifying Party does not object to the Claim during the twenty (20) day period following the date of delivery of the Indemnified Party’s notice of its Claim (the “Objection Period”), the Claim shall be considered undisputed and the Indemnified Party shall be entitled to recover the amount of its Loss. The fact that a Claim is not disputed by the Indemnifying Party shall not constitute an admission or create any inference that the asserted Claim is valid for any purpose other than the indemnity obligation of the Indemnifying Party as to such Claim pursuant to this Article VI.

        6.4.      Disputed Claims. If the Indemnifying Party gives notice to the Indemnified Party within the Objection Period that the Indemnifying Party objects to the Claim, then (a) the parties shall attempt in good faith to resolve their differences during the thirty (30) day period following the date of delivery of the Indemnifying Party’s notice of its objection (the “Resolution Period”), and (b) if the parties fail to resolve their disagreement during the Resolution Period, either party may unilaterally submit the disputed Claim for resolution in accordance with Section 7.2.

        6.5.      Notice and Defense of Third-Party Claims. If any action, claim or proceeding shall be brought or asserted under this Article VI against an Indemnified Party in respect of which indemnity may be sought under this Article VI from an Indemnifying Party or any successor thereto, the Indemnified Person shall give prompt written notice of such action or claim to the Indemnifying Person who shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Person and the payment of all expenses; except that any delay or failure to so notify the Indemnifying Person shall relieve the Indemnifying Person of its obligations hereunder only to the extent, if at all, that it is prejudiced by reason of such delay or failure. The Indemnified Person shall have the right to employ separate counsel in any of the foregoing actions, claims or proceedings and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Person unless both the Indemnified Person and the Indemnifying Person are named as parties and the Indemnified Person shall in good faith determine that representation by the same counsel is inappropriate. In the event that the Indemnifying Person, within ten days after notice of any such action or claim, fails to assume the defense thereof, the Indemnified Person shall have the right to undertake the defense, compromise or settlement of such action, claim or proceeding for the account of the Indemnifying Person, subject to the right of the Indemnifying Person to assume to the defense of such action, claim or proceeding with counsel reasonably satisfactory to the Indemnified Person at any time prior to the settlement, compromise or final determination thereof. Anything in this Article VI to the contrary notwithstanding, the Indemnifying Person shall not, without the Indemnified Person’s prior written consent, settle or compromise any action or claim or proceeding or consent to entry of any judgment with respect to any such action or claim except such that requires solely the payment of money damages by the Indemnifying Person and that includes as an unconditional term thereof the release by the claimant or the plaintiff of the Indemnified Person from all liability in respect of such action, claim or proceeding.

ARTICLE VII

MISCELLANEOUS

        7.1      Notices. All notices, requests, demands and other communications hereunder shall be given in writing and shall be: (a) personally delivered; (b) sent by telecopier, facsimile transmission (with a conforming copy sent via regular U.S. mail), or other electronic means of transmitting written documents; or (c) sent to the parties at their respective addresses indicated herein by registered or certified U.S. mail, return receipt requested and postage prepaid, or by private overnight mail courier service. The respective addresses to be used for all such notices, demands or requests are as follows:

If to WorldCom or Network Services, to: C/o WorldCom Venture Fund, Inc. 1133 19th Street, N.W. Washington, D.C. 20036 Attention: Mr. Stephen Mooney	(with a copy to) Lawrence A. Goldman, Esq. Gibbons, Del Deo, Dolan, Griffinger & Vecchione One Riverfront Plaza Newark, New Jersey 07102-5497

or to such other person or address as WorldCom shall furnish to GCI in writing.

If to GCI, to: General Communication, Inc. 2550 Denali Street, Suite 1000 Anchorage, AK 99503-2781 Attention: Ronald Duncan, President	(with a copy to) Bonnie J. Paskvan, Esq. General Communication, Inc. 2550 Denali Street, Suite 1000 Anchorage, AK 99503-2781

or to such other person or address as GCI shall furnish to WorldCom in writing.

        If personally delivered pursuant hereto, such communication shall be deemed delivered upon actual receipt; if electronically transmitted pursuant hereto, such communication shall be deemed delivered the next business day after transmission, and sender shall bear the burden of proof of delivery; if sent by overnight courier pursuant hereto, such communication shall be deemed delivered upon receipt; and if sent by U.S. mail pursuant hereto, such communication shall be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service, or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal. Any party to this Agreement may change its address for the purposes of this Agreement by giving notice thereof in accordance with this Section 7.1.

        7.2.      Arbitration. The parties hereby agree that any dispute regarding the rights and obligations of any party under this Agreement must be resolved by arbitration pursuant to this Section 7.2. Within seven (7) days of any party’s written notice to the other of its desire to submit any dispute to arbitration, the parties will meet to attempt to amicably resolve their differences and, failing such resolution, the parties may submit the matter to mandatory and binding arbitration with the American Arbitration Association (“AAA”), under its Commercial Dispute Resolution Procedures and the United States Arbitration Act, 9 U.S.C. §1-16. The issue(s) in dispute shall be settled by arbitration in Seattle, Washington, by a panel of three arbitrators (the “Panel”). The only issue(s) to be determined by the Panel will be those issues specifically submitted to the Panel. The Panel will not extend, modify or suspend any of the terms of this Agreement. Judgment upon the award rendered by the Panel may be entered by any court having jurisdiction thereof. The written judgment shall be promptly issued and be in accordance with Alaska law and the relevant facts. A determination of the Panel shall be by majority vote.

        Promptly following receipt of the request for arbitration, AAA shall convene the parties in person or by telephone to attempt to select the arbitrators by agreement of the parties. If agreement is not reached, GCI shall select one arbitrator and WorldCom shall select one other arbitrator. These two arbitrators shall select a third arbitrator. If these two arbitrators are unable to select the third arbitrator by mutual agreement, AAA shall submit to the parties a list of not less than eleven (11) candidates. Such list shall include a brief statement of each candidate’s qualifications. Each party shall number the candidates in order of preference, shall note any objection they may have to any candidate, and shall deliver the list so marked back to AAA. Any party failing without good cause to return the candidate list so marked within ten (10) days after receipt shall be deemed to have assented to all candidates listed thereon. AAA shall designate the arbitrator willing to serve for whom the parties collectively have indicated the highest preference and who does not appear to have a conflict of interest. If a tie should result between two candidates, AAA may designate either candidate.

        This agreement to arbitrate is specifically enforceable. Judgment upon any award rendered by the Panel may be entered in any court having jurisdiction. The decision of the Panel within the scope of the submission is final and binding on all parties, and any right to judicial action on any matter subject to arbitration hereunder hereby is waived (unless otherwise provided by applicable law), except suit to enforce this arbitration award or in the event arbitration is not available for any reason. If the rules of the AAA differ from those of this Section 7.2, the provisions of this Section 7.2 will control. The costs and fees of arbitration shall be paid one-half by each of WorldCom and GCI, and each party shall otherwise be responsible for its own professional costs and expenses in connection with the arbitration.

        7.3.      Disclosures and Announcements. The timing and content of all disclosures to third parties and public announcements concerning the transactions provided for in this Agreement, by WorldCom or GCI, shall be subject to the approval of the other in all essential respects which shall not be unreasonably withheld or delayed; provided, however, that the other party’s approval shall not be required as to any statements and other information that either WorldCom or GCI may make pursuant to any rule or regulation or as required by law.

        7.4.      Assignment, Parties in Interest. Except as expressly provided herein, the rights and obligations of a Party hereunder may not be assigned, transferred or encumbered without the prior written consent of the other Parties. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the respective successors and permitted assigns of the Parties hereto. GCI may assign this Agreement for security purposes to it lenders.

        7.5.      Further Assurance. From time to time, at GCI’s request and without further consideration, WorldCom or Network Services, as applicable, will execute and deliver to GCI such documents and take such other actions as GCI may reasonably request in order to vest in GCI good, valid and marketable title to the Kanas Interests being transferred hereunder.

        7.6.     Law Governing Agreement. This Agreement shall be construed and interpreted according to the internal laws of the State of Alaska.

        7.7.     Amendment and Modification. The Parties may amend, modify and supplement this Agreement in such manner as may be agreed upon by them in writing.

        7.8.     Entire Agreement. This Agreement embodies the entire agreement among the Parties hereto with respect to the transactions contemplated herein, and there have been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein.

        7.9.     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        7.10.     Headings. The headings in this Agreement are inserted for convenience only and shall not constitute a part hereof.

        IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by each of the parties by duly authorized representatives, on the date first above written.

GENERAL COMMUNICATION, INC.
By:	Name: Ronald A. Duncan Title: President
WORLDCOM, INC.
By:	Name: David Myers Title: Senior Vice President; Comptroller
MCI WORLDCOM NETWORK SERVICES, INC.
By:	Name: David Myers Title:

Exhibit A

CL Security Interests

        (a)     Deed of Trust, Security Agreement and Financing Statement dated as of November 1, 1996 from Kanas Telecom, Inc. to Stewart Title Company of Alaska, Inc., as Trustee for the benefit of Credit Lyonnais, New York Branch, in its capacity as Administrative Agent, as Beneficiary and filed as follows:

Recording District	Recording Date	Recording Information
Barrow	11/15/96	#96-2147, Book 86, Pages 838-901
Chitina	11/15/96	#96-0988, Book 47, Pages 370-434
Fairbanks	11/15/96	#96-23198, Book 979, Pages 554-617
Ft. Gibbons	11/15/96	#96-558, Book 9, Pages 835-899
Rampart	11/15/96	#96-28, Book 7, Pages 124-187
Valdez	11/18/96	#96-1108, Book 130, Pages 592-656

        (b)     First Amendment to Deed of Trust, Security Agreement and Financing Statement dated as of November 21, 1997 from Kanas Telecom, Inc. to Stewart Title Company of Alaska, Inc., as Trustee for the benefit of Credit Lyonnais, New York Branch, in its capacity as Administrative Agent, as Beneficiary and filed as follows:

Recording District	Recording Date	Recording Information
Barrow	2/23/98	#98-400, Book 95, Pages 935-941
Chitina	2/23/98	Book 50, Page 664
Fairbanks	2/23/98	#98-3622, Book 1051, Pages 142-148
Ft. Gibbons	2/23/98	#98-6, Book 10, Pages 212-218
Rampart	2/23/98	#98-6, Book 7, Pages 542-548
Valdez	2/23/98	#98-166, Book 134, Pages 611-617

        (c)     Second Amendment to Deed of Trust, Security Agreement and Financing Statement dated as of June 25, 1999 from Kanas Telecom, Inc. to Stewart Title Company of Alaska, Inc., as Trustee for the benefit of Credit Lyonnais, New York Branch, in its capacity as Administrative Agent, as Beneficiary and filed as follows:

Recording District	Recording Date	Recording Information
Barrow	7/6/99	#00-1381, Book 107, Pages 619-626
Chitina	7/12/99	#000546, Book 54, Pages 702-709
Fairbanks	7/6/99	#016827, Book 1149, Pages 55-62
Ft. Gibbons	7/6/99	#270, Book 10, Pages 615-623
Rampart	7/6/99	#26, Book 7, Pages 693-701
Valdez	7/12/99	#669, Book 139, Pages 758-765

        (d)     Financing Statement executed in connection with item (a) above filed as follows:

Recording District	Recording Date	Recording Information
Barrow	11/15/96	#96-2148, Book 86, Pages 902-966 #96-2149
Chitina	11/15/96	#96-0989, Book 47, Pages 435-500 #96-0990
Fairbanks	11/15/96	#96-23199, Book 979, Pages 618-682 #96-23200
Ft. Gibbons	11/15/96	#96-559, Book 9, Pages 900-965 #96-560
Rampart	11/15/96	#96-29, Book 7, Pages 188-252 #96-30
Valdez	11/15/96	#96-1109, Book 130, Pages 657-723 #96-1110
Secretary of State of Alaska	7/6/96	#466236

        (e)     Security Agreement dated as of November 1, 1996 from Kanas Telecom, Inc. for the benefit of Credit Lyonnais, New York Branch, as Administrative Agent.

        (f)     Financing Statement executed in connection with item (e) above filed with the Secretary of State of Alaska on November 15, 1996 as #423308.

        (g)     Pledge Agreements dated as of November 1, 1996 from each of MFS Network Technologies, Inc. (now known as Adesta Communications, Inc.). Ahtna, Inc., Arctic Slope Regional Corporation and Chugach Alaska Corporation and related stock certificates, stock powers and financing statements.

        (h)     Subordination Agreement dated as of November 1, 1996 from MFS Network Technologies, Inc. (now known as Adesta Communications, Inc.) for the benefit of Credit Lyonnais, New York Branch, As Administrative Agent.

Exhibit B
Statement of Designations
GCI Series C Preferred Stock